EXHIBIT 3.1
Amendment to Bylaws of CSS Industries, Inc.
Adopted August 2, 2007
          RESOLVED, that pursuant to the authority of the Board of Directors under Section 8.06 of the Bylaws of the Company, the Bylaws of the Company be and the same hereby are amended as follows: the second sentence of Section 4.03 of the Bylaws is deleted in its entirety and replaced with the following:
“No director, other than a director serving as chairman of the board of directors, shall be qualified to stand for re-election or otherwise continue to serve as a member of the board of directors past the date of the Annual Meeting of Stockholders of the corporation occurring in the calendar year in which such director reaches or has reached his or her seventy-fifth birthday. A director serving as chairman of the board shall not be qualified to stand for re-election or otherwise continue to serve as a member of the board of directors past the date of the Annual Meeting of Stockholders of the corporation occurring in the calendar year in which such director reaches or has reached his or her eightieth birthday.”